SilverCrest Appoints Vice President, Operations

TSX-V: SVL	For Immediate Release

VANCOUVER, BC – February 15, 2011 – SilverCrest Mines Inc. (the “Company”) (TSX-V: SVL) is pleased to announce the appointment of Mr. Brent McFarlane to the newly created position of Vice President, Operations. Mr. McFarlane will operate out of Tucson, Arizona, and will report to N. Eric Fier, CPG, P.Eng, Chief Operating Officer of SilverCrest.

Mr. McFarlane has a BSc. Mining Engineering from the University of Arizona and has more than 25 years of experience in international mine development and operations. As a proven mine builder and operator, he has managed all phases of open pit and underground mining projects and has been instrumental in leading projects through feasibility, construction, and into operations. Fluent in Spanish, Mr. McFarlane is particularly experienced in Latin America and Mexico. Since 2005, he has worked in various capacities in Mexico, including construction manager at Ocampo for Kappes, Cassiday & Associates and country manager for Minefinders Corporation at the Dolores Project. Most recently, Mr. McFarlane provided management and technical consulting support on a continuous basis for New Gold Inc. at their flagship Cerro de San Pedro Mine, a large open pit heap leach mine.

J. Scott Drever, President of the Company, commented: “We are delighted that Mr. McFarlane has agreed to join SilverCrest and bring his considerable expertise to managing the optimization of our newly constructed Santa Elena open pit, heap leach mine operations in Mexico. Mr. McFarlane’s skill set is expected to be extremely valuable in the advancement and development of the Company’s plan to expand the Santa Elena annual production profile to in excess of 100,000 ounces gold equivalent by 2013”.

The Company has also granted incentive stock options to purchase 175,000 common shares of SilverCrest to officers and employees. The options are exercisable at $1.94 per share. All options have a five year term and vest as to one-quarter on the date of grant and one-quarter every six months thereafter.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of less than US$375 per ounce of gold equivalent. SilverCrest anticipates that the 2,500 tonnes per day facility will produce approximately 35,000 ounces of gold and 600,000 ounces of silver per full year of production from the initial open-pit heap leach operation.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

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